Exhibit 99.4

THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel: +91 40 6141 6000

Independent Auditor’s Report on the Quarterly and Year to Date Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Consolidated Financial Results

Opinion

We have audited the accompanying ‘Statement of Audited Consolidated Financial Results for the quarter and year ended 31 March 2026 (the “Statement”)’ of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of the other auditors on separate audited financial statements of the subsidiaries referred to in the Other Matters paragraph below, the Statement:

i.	includes the results of the following entities:

Holding Company

Dr. Reddy’s Laboratories Limited

Subsidiaries

1.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2.	Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)
3.	Aurigene Pharmaceutical Services Limited
4.	beta Institut gemeinnützige GmbH
5.	betapharm Arzneimittel GmbH
6.	Cheminor Investments Limited
7.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
8.	Dr. Reddy’s Laboratories (EU) Limited
9.	Dr. Reddy’s Laboratories (Proprietary) Limited
10.	Dr. Reddy’s Laboratories (UK) Limited
11.	Dr. Reddy’s Laboratories Canada, Inc.
12.	Dr. Reddy’s Laboratories Chile SPA
13.	Dr. Reddy’s Laboratories Inc.
14.	Dr. Reddy’s Laboratories Japan KK
15.	Dr. Reddy’s Laboratories Kazakhstan LLP
16.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
17.	Dr. Reddy’s Laboratories New York, LLC
18.	Dr. Reddy’s Laboratories Philippines Inc.
19.	Dr. Reddy’s Laboratories Romania SRL
20.	Dr. Reddy’s Laboratories SA
21.	Dr. Reddy’s Laboratories Taiwan Limited
22.	Dr. Reddy’s Laboratories (Thailand) Limited
23.	Dr. Reddy’s Laboratories LLC, Ukraine
24.	Dr. Reddy’s New Zealand Limited

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

25.	Dr. Reddy’s SRL
26.	Dr. Reddy’s Bio-Sciences Limited
27.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
28.	Dr. Reddy’s Laboratories SAS
29.	Dr. Reddy’s Netherlands B.V. (Formally Dr. Reddy’s Research and Development B.V.)
30.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
31.	DRL Impex Limited
32.	Dr. Reddy’s Formulations Limited
33.	Idea2Enterprises (India) Pvt. Limited
34.	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited, till August 05, 2025)
35.	Industrias Quimicas Falcon de Mexico, S.A. de CV
36.	Lacock Holdings Limited
37.	Dr. Reddy’s Laboratories LLC, Russia
38.	Promius Pharma LLC
39.	Reddy Holding GmbH
40.	Reddy Netherlands B.V.
41.	Reddy Pharma Iberia SAU
42.	Reddy Pharma Italia S.R.L.
43.	Reddy Pharma SAS
44.	Svaas Wellness Limited
45.	Nimbus Health GmbH
46.	Dr. Reddy’s Laboratories Jamaica Limited
47.	Dr. Reddy’s and Nestle Health Science Limited (Formerly, Dr. Reddy’s Nutraceuticals Limited)
48.	Northstar Switzerland SARL
49.	North Star OpCo Limited
50.	North Star Sweden AB
51.	Dr. Reddy's Denmark ApS
52.	Dr. Reddy’s Finland Oy
53.	Dr. Reddy’s Laboratories (Vietnam) Company Limited (incorporated on May 09, 2025)

Associates

1.	O2 Renewabale Energy IX Private Limited
2.	Clean Renewable Energy KK 2A Private Limited

Joint Venture

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Co. Limited (including Kunshan Rotam Reddy Medicine Company Limited)

Other Consolidating Entities

1.	Dr Reddy’s Employees ESOS Trust
2.	Cheminors Employees Welfare Trust
3.	Dr. Reddy’s Research Foundation

ii.	are presented in accordance with the requirements of the Listing Regulations in this regard; and

iii.	gives a true and fair view in conformity with the applicable accounting standards, and other accounting principles generally accepted in India, of the consolidated net profit and other comprehensive income and other financial information of the Group for the quarter and year ended March 31, 2026.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs), as specified under Section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Results” section of our report. We are independent of the Group, its associates and joint ventures in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and other auditors in terms of their reports referred to in “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our opinion.

Management’s Responsibilities for the Consolidated Financial Results

The Statement has been prepared on the basis of the consolidated annual financial statements. The Holding Company’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the net profit and other comprehensive income and other financial information of the Group including its associates and joint ventures in accordance with the applicable accounting standards prescribed under section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of their respective companies and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Statement by the Directors of the Holding Company, as aforesaid.

In preparing the Statement, the respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for assessing the ability of their respective companies to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associates and joint ventures are also responsible for overseeing the financial reporting process of their respective companies.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates and joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates and joint ventures to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the entities within the Group and its associates and joint ventures of which we are the independent auditors and whose financial information we have audited, to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of the financial information of such entities included in the Statement of which we are the independent auditors. For the other entities included in the Statement, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the Master Circular issued by the Securities Exchange Board of India under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

Other Matters

1.	The accompanying Statement includes the audited financial results/statements and other financial information, in respect of one subsidiary, whose financial results/statements include total assets of Rs. 31,687 Mn as at March 31, 2026, total revenues of Rs. 8,836 Mn and Rs. 35,102 Mn, total net profit after tax of Rs. 487 Mn and Rs. 797 Mn, total comprehensive income of Rs. 487 Mn and Rs. 797 Mn, for the quarter and the year ended on that date respectively, and net cash inflows of Rs. 803 Mn for the year ended March 31, 2026, as considered in the Statement which have been audited by its independent auditor. The independent auditor’s report on the financial results of this entity has been furnished to us by the Management and our opinion on the Statement in so far as it relates to the amounts and disclosures included in respect of this subsidiary is based solely on the reports of such auditor and the procedures performed by us as stated in paragraph above.

2.	The accompanying Statement includes unaudited financial results and other unaudited financial information in respect of two associates and two joint ventures, whose financial results includes the Group’s share of net profit of Rs. 46 Mn and Rs. 134 Mn and Group’s share of total comprehensive income of Rs. 46 Mn and Rs. 134 Mn for the quarter and year ended March 31, 2026 respectively, as considered in the Statement whose financial results/statements and other financial information have not been audited by their auditors. These unaudited financial results have been approved and furnished to us by the Management and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these joint ventures and associates, is based solely on such unaudited financial results. In our opinion and according to the information and explanations given to us by the Management, these financial results are not material to the Group.

Our opinion on the Statement is not modified in respect of the above matters with respect to our reliance on the work done and the report of the other auditor and the financial results/financial information certified by the Management.

3.	The Statement includes the results for the quarter ended March 31, 2026 being the balancing figures between the audited figures in respect of the full financial year ended March 31, 2026 and the published unaudited year-to-date figures up to the end of the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. Batliboi & Associates LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.: 213271

UDIN: 26213271FALXKG8081

Place: Hyderabad

Date: May 12, 2026

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2026

All amounts in Indian Rupees millions

		Quarter ended			Year ended
		31.03.2026	31.12.2025	31.03.2025	31.03.2026	31.03.2025
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Sales	72,957	84,204	82,105	326,213	316,320
	b) License fees and service income	2,205	3,066	2,955	9,720	9,215
	c) Other operating income	302	264	224	1,069	904
	Total revenue from operations	75,464	87,534	85,284	337,002	326,439
2	Other income	4,754	2,688	5,221	13,584	10,973
3	Total income (1 + 2)	80,218	90,222	90,505	350,586	337,412
4	Expenses
	a) Cost of materials consumed	11,986	18,255	17,165	65,012	56,835
	b) Purchase of stock-in-trade	16,577	15,421	11,275	61,616	48,411
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	3,564	(2,723)	60	(4,236)	(5,447)
	d) Employee benefits expense	14,468	15,885	14,006	59,909	55,800
	e) Depreciation and amortisation expense	5,571	5,210	4,547	20,588	17,037
	f) Impairment of non-current assets, net	2,575	270	768	3,518	1,693
	g) Finance costs	1,057	944	656	3,738	2,829
	h) Other expenses	22,469	21,551	22,031	86,648	83,676
	Total expenses	78,267	74,813	70,508	296,793	260,834
5	Profit before tax and before share of equity accounted investees(3 - 4)	1,951	15,409	19,997	53,793	76,578
6	Share of profit of equity accounted investees, net of tax	46	23	55	134	217
7	Profit before tax (5+6)	1,997	15,432	20,052	53,927	76,795
8	Tax expense/(benefit):
	a) Current tax	(237)	2,074	4,323	13,945	22,581
	b) Deferred tax	21	1,462	(138)	(1,594)	(3,038)
9	Net profit after taxes and share of profit of associates (7 - 8)	2,213	11,896	15,867	41,576	57,252
10	Net profit after taxes attributable to
	a) Equity shareholders of the parent company	2,209	12,099	15,933	41,960	56,551
	b) Non-controlling interests	4	(203)	(66)	(384)	701
11	Other comprehensive income/(loss)
	a) (i) Items that will not be reclassified subsequently to profit or loss	168	(16)	(117)	143	(293)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(56)	-	24	(56)	24
	b) (i) Items that will be reclassified subsequently to profit or loss	2,167	1,810	1,425	6,916	2,376
	(ii) Income tax relating to items that will be reclassified to profit or loss	179	(24)	(238)	392	(58)
	Total other comprehensive income/(loss)	2,458	1,770	1,094	7,395	2,049
	Total comprehensive income (9 + 11)	4,671	13,666	16,961	48,971	59,301
12	Total comprehensive income attributable to
	a) Equity shareholders of the parent company	4,667	13,869	17,027	49,355	58,600
	b) Non-controlling interest	4	(203)	(66)	(384)	701
13	Paid-up equity share capital (face value Re. 1/- each)	835	835	834	835	834
14	Other equity				378,080	334,662
15	Earnings per equity share attributable to equity shareholders of parent(face value Re. 1/- each)
	Basic	2.65	14.53	19.12	50.41	67.89
	Diluted	2.65	14.52	19.10	50.35	67.79
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2026	31.12.2025	31.03.2025	31.03.2026	31.03.2025
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Global Generics	65,925	79,568	75,432	299,460	289,810
	b) Pharmaceutical Services and Active Ingredients	11,247	9,472	11,819	42,672	43,868
	c) Others	243	151	145	2,140	2,150
	Total	77,415	89,191	87,396	344,272	335,828
	Less: Inter-segment revenue	1,951	1,657	2,112	7,270	9,389
	Total revenue from operations	75,464	87,534	85,284	337,002	326,439
2	Segment results:
	Gross profit from each segment
	a) Global Generics	31,768	45,411	44,707	169,696	179,606
	b) Pharmaceutical Services and Active Ingredients	1,849	1,360	2,526	6,002	9,178
	c) Others	74	43	40	1,581	1,665
	Total	33,692	46,814	47,273	177,280	190,449
	Less: Selling and other un-allocable expenditure/(income), net	31,694	31,382	27,221	123,352	113,654
	Total profit before tax	1,997	15,432	20,052	53,927	76,795

Global Generics includes operations of Biologics business. Inter-segment revenue represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

DR. REDDY'S LABORATORIES LIMITED

Consolidated Balance Sheet	All amounts in Indian Rupees millions
	As at	As at
	31.03.2026	31.03.2025
Particulars	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	100,778	72,984
Capital work-in-progress	14,602	23,994
Goodwill	14,797	13,139
Other intangible assets	105,058	96,141
Intangible assets under development	-	662
Investment in equity accounted investees	5,673	4,811
Financial assets
Investments	8,942	2,393
Other financial assets	2,917	8,875
Deferred tax assets, net	22,190	18,325
Tax assets, net	3,503	1,821
Other non-current assets	981	940
Total non-current assets	279,441	244,085

Current assets
Inventories	76,534	71,085
Financial assets
Investments	38,233	33,307
Trade receivables	101,234	90,420
Derivative financial instruments	155	557
Cash and cash equivalents	15,368	14,654
Other bank balances	18,119	9,948
Other financial assets	22,255	3,142
Other current assets	29,895	27,068
Total current assets	301,793	250,181
TOTAL ASSETS	581,234	494,266

EQUITY AND LIABILITIES
Equity
Equity share capital	835	834
Other equity	378,080	334,662
Equity attributable to equity shareholders of the parent company	378,915	335,496
Non-Controlling interests	3,394	3,778
Total equity	382,309	339,274
Liabilities
Non-current liabilities
Financial liabilities
Borrowings	-	3,800
Lease liabilities	12,203	4,064
Other financial liabilities	432	198
Provisions	338	298
Deferred tax liabilities, net	15,467	14,038
Other non-current liabilities	3,011	2,256
Total non-current liabilities	31,451	24,654
Current liabilities
Financial liabilities
Borrowings	62,935	38,045
Lease liabilities	2,203	857
Trade payables
Total outstanding dues of micro enterprises and small enterprises	334	210
Total outstanding dues of creditors other than micro enterprises and small enterprises	30,045	26,268
Derivative financial instruments	6,898	1,286
Other financial liabilities	40,085	39,698
Other current liabilities	11,921	13,190
Tax Liabilities, net	4,353	3,028
Provisions	8,700	7,756
Total current liabilities	167,474	130,338
TOTAL EQUITY AND LIABILITIES	581,234	494,266

DR. REDDY'S LABORATORIES LIMITED

Consolidated statement of cashflows	All amounts in Indian Rupees millions

	Year ended	Year ended
	31.03.2026	31.03.2025
Particulars	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit before tax	53,927	76,795
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(2,359)	(3,554)
Depreciation and amortisation expense	20,588	17,037
Impairment of non-current assets, net	3,518	1,693
Allowance for credit losses (on trade receivables and other advances)	690	161
Profit on sale/disposal of assets, net	(2,547)	(1,512)
Share of profit of equity accounted investees	(134)	(217)
Unrealized exchange loss/(gain), net	(529)	211
Interest income	(3,726)	(2,677)
Finance costs	3,738	2,829
Equity settled share-based payment expense	326	424
Inventories write-down	7,517	5,220
Changes in operating assets and liabilities:
Trade receivables	(6,722)	(10,283)
Inventories	(8,601)	(12,753)
Trade payables	2,790	340
Other assets and other liabilities, net	1,787	(7,293)
Cash generated from operations	70,263	66,421
Income tax paid, net	(13,526)	(19,993)
Net cash from operating activities	56,737	46,428
Cash flows from/(used in) investing activities :
Purchase of property, plant and equipment	(23,306)	(27,504)
Proceeds from sale of property, plant and equipment	309	512
Purchase of other intangible assets	(15,099)	(6,894)
Proceeds from sale of other intangible assets	1,401	732
Investment in associates	(51)	(317)
Purchase of investments (including bank deposits)	(46,718)	(28,492)
Proceeds from sale of investments (including bank deposits)	19,602	53,610
Payment for acquisition of businesses	(3,152)	(53,096)
Interest and dividend received	1,521	3,372
Net cash used in investing activities	(65,493)	(58,077)
Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	397	193
Purchase of treasury shares	-	(1,389)
Proceeds from short-term borrowings, net	20,257	24,490
Repayment of long-term loans and borrowings	(1)	-
Proceeds from issuance of equity shares in subsidiary to Non controlling interest	-	7,056
Payment of principal portion of lease liabilities	(1,263)	(1,294)
Dividend paid	(6,659)	(6,662)
Interest paid	(4,441)	(3,483)
Net cash from financing activities	8,290	18,911
Net increase/(decrease) in cash and cash equivalents	(466)	7,262
Effect of exchange rate changes on cash and cash equivalents	1,241	224
Cash and cash equivalents at the beginning of the year	14,593	7,107
Cash and cash equivalents at the end of the year(1)	15,368	14,593

*FVTPL (fair value through profit or loss)

(1)Adjusted for bank-overdraft of Rs. Nil and Rs. 61 million for the year ended 31 March 2026 and 31 March 2025 respectively.

DR. REDDY'S LABORATORIES LIMITED

Notes:

1	The above statement of audited consolidated financial results of Dr. Reddy's Laboratories Limited ("the parent company"), together with its subsidiaries (collectively, "the Company") joint ventures and associates, have been prepared in accordance with the Indian Accounting Standards ("Ind AS") prescribed under section 133 of Companies Act,2013 ("the Act") read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI") were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 12 May 2026. The Statutory Auditors have issued an unqualified report thereon.

2	During the quarter ended 31 March 2026, consequent to resolution of a Shelf Stock Adjustment claim arising from reduction in price of its generic product Lenalidomide in the United States, the Company has recorded an amount of Rs. 4,530 million (USD 50 million) as a reduction of “Revenue from operations” in the Company's Global Generics Segment.

3	During the quarter ended 31 March 2026, the Company has decided to discontinue certain of its R&D programs associated with Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of the current development status and recent clinical trial outcomes. Consequent to this decision, the Company has recognized a net loss of Rs. 1,350 million in the Company's Global Generic segment, comprising of:
a. Impairment of non-current assets of Rs. 1,291 million (i.e., towards Property, plant and equipment, Other Intangible assets and Right of use assets) and
b. Other development program related wind down cost under "Other expenses" of Rs. 59 million.

4	During the quarter ended 31 March 2026, the Company has recorded an impairment loss of Rs.914 million (USD 10 million) consequent to discontinuation of the Phase III study in first line non-small cell lung cancer conducted by Immutep Limited following the results of the futility analysis.

5	During the year ended 31 March 2026, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York.Consequent to discontinuance of development, the Company recorded the following financial impacts in the Company's Global Generic segment, resulting in a net loss of Rs.934 million in the consolidated financial results
- Impairment loss of the entire carrying value of Rs.545 million for property, plant and equipment;
- Inventory related provisions of Rs.260 million;
- Other development program related wind down costs of Rs.129 million;

6	"Impairment of non-current assets, net" for the ycar ended 31 March 2025 primarily includes:
a. Impairment of intangibles pertaining to acquisition from Mayne:
-an amount of Rs.907 million towards Haloette® (a generic equivalent to Nuvaring), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.
-an amount of Rs.270 million pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recovcrable value compared to the carrying value.
b. Other impairments:
During the year ended 31 March 2025, consequent to adverse market conditions with respect to certian product related intangibles, the company assessed the recoverable value of certain products and recognised impairment loss of Rs. 288 million pertaining to products forming part of the Company's Global Generic business in India and Europe.

7	Other income includes:
a. Rs. 1,400 million recognised prusuant to settlement of product related litigations representing payment for avoided litigation costs by the Company and its affiliates in the United States and the United Kingdom during the year ended 31 March 2026.
b. Gain on sale of non-current assets, net amounting to Rs. 1,890 million towards divestment of certain product related intangibles i.e., trademarks during the quarter ended 31 March 2026.

8	"Other income" for the year ended 31 March 2025 includes cumulative amount of foreign exchange gain of Rs.1,551 million, reclassified from the foreign currency translation reserve upon divestment of the membership interest in the subsidiary “Dr. Reddy’s Laboratories Louisiana LLC”. This transaction pertains to the Company's Global Generics segment.
9	The Company received a field tax audit report from the Federal Tax Service authority in respect of one of its foreign subsidiaries for the period from January 2020 to December 2022. The report concluded that certain services were subject to value-added tax (VAT). The Company filed objections to the findings, and a revised audit report was issued on 15 September 2025 with a reduced VAT liability. Based on its best estimate, the Company had recorded a provision of Rs. 695 million under “Other Expenses” during the quarter ended 30 September 2025.
The Company continued to defend its position and submitted further objections, asserting that the specified services should not be subject to VAT. On 23 March 2026, the Company received the final order from the Federal Tax Service authorities, pursuant to which the originally proposed VAT liability was substantially reduced. Based on the final order, an additional provision of Rs. 1,141 million, including applicable interest and penalties, was recognized for the periods covered under audit as well as subsequent period from calendar year 2023 through 31 March 2026.
This additional provision was recorded under “Other Expenses” during the quarter ended 31 March 2026. The Company believes that the likelihood of any further liability on account of this field tax audit is not probable.
This transaction pertains to the Company’s Global Generics segment.

10	The Government of India has consolidated 29 existing labour legislations into a unified framework comprising four labour codes as follows: Code on Wages, 2019, Code on Social Security, 2020, Industrial Relations Code, 2020 and Occupational Safety, Health and Working Conditions Code 2020 (collectively referred to as the “New Labour Codes”). The New Labour Codes are effective from 21 November 2025 and introduce changes that include, among other things, setting a uniform definition of wages.The New Labour Codes have implications on employee benefits including gratuity, leave encashment, and other related obligations.
The Company has assessed the implications of the New Labour Codes and has recognized an incremental cost of Rs.1,170 million towards employee benefits during the year ended 31 March 2026. The Company continues to monitor the developments pertaining to the implementation of the New Labour Codes, including related rules there to and the impact of these will be accounted in accordance with applicable accounting standards.

DR. REDDY'S LABORATORIES LIMITED

11	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company engaged with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which included enhancement initiatives undertaken by the Company, and the Company complied with its listing obligations as it relates to updating the regulatory agencies. On February 23 2026 the Company received a letter from the SEC stating that, based on the information available to it, the SEC has concluded its investigation and does not intend to recommend any enforcement action against the Company at this time. On 05 March 2026, the Company received a letter from the DOJ stating that, based on the information available to it, the DOJ has closed its inquiry.

12	The Company considered the on-going uncertainties relating to geo-political conflicts (including Russia and Ukraine) in assessing the recoverability of receivables, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

13	The Board of Directors, at their meeting held on 12 May 2026, have recommended a final dividend of Rs.8 per share subject to approval of shareholders.

14	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 12 May 2026	Co-Chairman & Managing Director
DIN: 00057433